SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street N.W.
Washington, D.C. 20549-1004
FORM 11-K
(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from January 1, 2005 to April 5, 2005.
Commission file number 1-892
A.	Full title and the address of the plan, if different from that of the issuer named below:

GOODRICH CORPORATION SAVINGS PLAN FOR WAGE EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Goodrich Corporation
Four Coliseum Centre
2730 West Tyvola Road
Charlotte, NC 28217-4578

REQUIRED INFORMATION
1.	Audited Financial Statements for the Plan

Report of Independent Registered Public Accounting Firm; Statements of Assets Available for Benefits as of April 5, 2005 and December 31, 2004 and Statement of Changes in Assets Available for Benefits for the period from January 1, 2005 to April 5, 2005.

2.	Exhibit 23

Consent of Independent Registered Public Accounting Firm
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION SAVINGS PLAN FOR WAGE EMPLOYEES

October 7, 2005	/s/ Kevin P. Heslin

Kevin P. Heslin Chairman of Goodrich Corporation Benefit Design and Administration Committee

audited financial statements
Goodrich Corporation Savings Plan for Wage Employees,
April 5, 2005 and December 31, 2004, and the period from January 1, 2005 through April 5, 2005 with Report of Independent Registered Public Accounting Firm

Goodrich Corporation Savings Plan for Wage Employees
Audited Financial Statements
April 5, 2005 and December 31, 2004,
and the period from January 1, 2005 through April 5, 2005
Contents

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Assets Available for Benefits	2
Statement of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4

Report of Independent Registered Public Accounting Firm
Goodrich Corporation
Benefit Design and Administration Committee
We have audited the accompanying statements of assets available for benefits of the Goodrich Corporation Savings Plan for Wage Employees (the Plan) as of April 5, 2005 and December 31, 2004, and the related statement of changes in assets available for benefits for the period from January 1, 2005 through April 5, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at April 5, 2005 and December 31, 2004, and the changes in its assets available for benefits for the period from January 1, 2005 through April 5, 2005, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Charlotte, North Carolina
August 11, 2005

Goodrich Corporation Savings Plan for Wage Employees
Statements of Assets Available for Benefits

	April 5,	December 31,
	2005	2004
Assets
Investments, at fair value:
Goodrich Corporation Savings Plan Master Trust (Notes 2 and 4)	$—	$654,032

Assets available for benefits	$—	$654,032

See accompanying notes to financial statements.

Goodrich Corporation Savings Plan for Wage Employees
Statement of Changes in Assets Available for Benefits
Period from January 1, 2005 through April 5, 2005

Additions
Investment income:
Interest	$1,933
Dividends	2,331
Net realized and unrealized appreciation in aggregate fair value of investments	54,698

58,962
Contributions from:
Participants	19,082
Goodrich Corporation	9,816

28,898

Total additions	87,860

Deductions
Withdrawals and terminations	19,744
Administrative expenses (Note 1)	1,397

Total deductions	21,141

Trust to trust transfers (Note 1)	(720,751)

Net decrease	(654,032)

Assets available for benefits at beginning of period	654,032

Assets available for benefits at end of period	$—

See accompanying notes to financial statements.

Goodrich Corporation
Savings Plan for Wage Employees
Notes to Financial Statements
1. Description of the Plan
The Goodrich Corporation Savings Plan for Wage Employees (the “Plan”) was a defined contribution plan that was originally established to cover substantially all regular service wage employees of Goodrich Corporation’s (the “Company”) Akron, Cleveland, Cincinnati and Troy, Ohio; Calvert City and Louisville, Kentucky; Union and Spencer, West Virginia; Tullahoma, Tennessee; Phoenix, Arizona; Charlotte, North Carolina; and Everett and Kalama, Washington plants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In February 2001, the Company sold its Performance Materials business and transferred assets associated with active employees at the time of the sale to the Noveon Inc Retirement Savings Plan for Wage Employees. In December 2001, a significant portion of the Plan was merged into the Goodrich Corporation Employees’ Savings Plan. During 2003, the portion of the Plan relating to the Tullahoma, Tennessee and Cleveland, Ohio (Marble Avenue) operations merged into the Goodrich Corporation Employees’ Savings Plan. As a result of these transactions, the only participants remaining in the Plan for the period from January 1, 2005 through April 5, 2005 were active wage employees of the Plating operation in Cleveland, Ohio.
On April 5, 2005, the remaining assets of the Plan, totaling $720,751 were merged into the Goodrich Corporation Employees’ Savings Plan, and therefore the Plan no longer exists.
Effective February 1, 1994, Goodrich Corporation Savings Plan Master Trust (the “Master Trust”) was established to hold the assets of the Plan and the assets of the Goodrich Corporation Employees Savings Plan. All investment information disclosed in the financial statements, including net appreciation in fair value of investments, and interest and dividend income for the period January 1, 2005 through April 5, 2005, was obtained or derived from information supplied and certified as complete and accurate by Fidelity Investments (the “Trustee”).
The Plan offered participants the choice of two savings options: an after-tax savings option and a pre-tax, 401(k) savings option. Under the after-tax savings option, employee contributions are subject to federal income taxes, whereas under the pre-tax savings option, the participants postpone paying federal income taxes on the amount of contributions deducted from their wages until the contributions are withdrawn from the Plan. Participants could elect to participate in either or both of the savings options and could contribute to each of the investment funds under both savings options.
Each employee who elected to become a participant in the Plan authorized a payroll deduction from 1% to 18% of their eligible earnings, subject to limitation under the Internal Revenue Code (the “Code”).

Goodrich Corporation
Savings Plan for Wage Employees
Notes to Financial Statements (Continued)
The Plan provided that for each plan year, the employer would contribute, as matching contributions, a percentage of the participants’ contributions that are 6% or less of the participant’s monthly eligible earnings. For the period January 1, 2005 through April 5, 2005, the Company match was 50% of participants’ eligible contributions to the Plan. Employer matching contributions were invested initially in the Company Stock Fund. Under certain conditions, participants could redirect the employer matching contributions to the other investment funds.
The Plan provided for the acceptance of rollover contributions from other plans qualified under the Code. Rollover contributions could be made only in cash to the Plan’s pre-tax savings option. Participants who had returned from active military service could also contribute pre-tax “catch-up” contributions to the Plan.
Dividends, interest and proceeds from sale of investments in each fund were reinvested in the respective fund.
Participant contributions were always fully vested. Company contributions vested immediately upon completion of three years of service by the participant. Effective April 9, 1999, a change in control as defined in the Plan occurred, resulting in all participants on that date becoming fully vested in Company contributions. Company contributions may not be withdrawn until the participant reaches age 55, or upon termination, disability or death. Forfeitures were applied to reduce contributions required by the Company.
A participant who elected to withdraw from the Plan was paid the current value of his vested account balance. Distributions from the Company Stock Fund and the EnPro Stock Fund were made in cash or stock. Distributions from the other funds are made in cash.
Participants could borrow against their employee contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance.
Loan terms ranged from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans were secured by the balance in the participant’s account and bore interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest were paid ratably through payroll deductions. Rates for loans for the period January 1, 2005 through April 5, 2005 ranged from 5.25% to 5.75%.
Administrative expenses related to record keeping were paid by the Plan and charged to participants’ accounts. Investment management fees were charged against the earnings of the investment funds in which the participants’ funds were invested.

Goodrich Corporation
Savings Plan for Wage Employees
Notes to Financial Statements (Continued)
2. Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are reported on the accrual basis of accounting.
Investment Valuation
The Plan’s investments were held in the Master Trust, a master investment trust administered by the Trustee. Participation units of the Master Trust were stated at the underlying fair value of the trust investments. The asset value of the Company Stock Fund was derived from the value of the Company’s common stock. The asset value of the EnPro Stock Fund was derived from the value of the common stock of EnPro Industries, Inc. Investments in the individual Fidelity mutual funds were valued at quoted market prices on the last business day of the Plan year. Investments in the Stable Value Fund were primarily investment contracts, offered by major insurance companies and other approved financial institutions (with an average yield of 1.17% for the period from January 1, 2005 through April 5, 2005), and were valued at contract value (which approximated fair value). The loans to participants were valued at their outstanding balance, which approximated fair value. Temporary investments represented investments in short-term fixed income obligations, the fair value of which approximated cost.
Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
3. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated July 17, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan was qualified and the related trust is tax exempt.

Goodrich Corporation
Savings Plan for Wage Employees
Notes to Financial Statements (Continued)
4. Investments
The investment in the Master Trust represents the Plan’s proportionate interest in the assets of the Master Trust at December 31, 2004. The Plan’s investment in the Master Trust represented less than one percent of the total net assets of the Master Trust at December 31, 2004. On April 5, 2005, the remaining assets of the Plan, totaling $720,751 were merged into the Goodrich Corporation Employees’ Savings Plan, and therefore the Plan no longer exists.
Effective January 1, 2005, the EnPro Stock Fund no longer existed as an investment option in the Plan. The plan to eliminate the EnPro Stock Fund at the end of 2004 was announced at the time of the original stock dividend in 2002.
The Plan had a divided interest in the Participant Loan Account, which reflected the Plan’s specific loan transactions. Participation by the Plan in the Master Trust investment accounts was increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred.
5. Nonparticipant-Directed Investments
The Plan’s investment options were participant-directed with the exception of the Company Stock Fund. The employer match on participant contributions was automatically invested in the Company Stock Fund, and could only be redirected under certain conditions. As the participant-directed and non-participant directed amounts could not be separately determined, this investment option was considered to be non-participant directed for financial statement disclosure purposes under Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters.”

Goodrich Corporation
Savings Plan for Wage Employees
Notes to Financial Statements (Continued)
Information about the assets and the significant components of the changes in the assets relating to the non-participant directed investments is as follows:

	Company Stock Fund
	April 5,	December 31,
	2005	2004
Assets:
Investments, at fair value:
Goodrich Corporation Savings Plan Master Trust	$—	$297,594

	Period from
	January 1,
	2005 through
	April 5, 2005
Changes in Assets:
Total additions	$16,437
Total deductions	(373,027)

Net realized and unrealized appreciation in fair value of investments	58,996

	$(297,594)

Goodrich Corporation
Savings Plan for Wage Employees
Notes to Financial Statements (Continued)
6. Transactions with Parties-in-Interest
Most legal and all accounting expenses of the Plan were paid by the Company. Other than as described above or pursuant to the Master Trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.
7. Number of Participants (unaudited)
At April 5, 2005 there were no participants in the Plan.

EXHIBIT INDEX
23	Consent of Independent Registered Public Accounting Firm – Ernst & Young LLP